SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          Schedule 13D**

            Under the Securities Exchange Act of 1934
                        (Amendment No. ___ )*


                  Alpha Hospitality Corporation
   ------------------------------------------------------------
                          (Name of Issuer)

                   Common Stock, $.01 par value
   ------------------------------------------------------------
                    (Title of Class of Securities)

                            02073210
   ------------------------------------------------------------
                         (CUSIP Number)

                 Greenville Casino Partners, L.P.
                        111 Walnut Street
                   Greenville Mississippi 38701

                         with a copy to:
                         Kenneth M. Crane
                         Altheimer & Gray
                      10 South Wacker Drive
                     Chicago, Illinois 60606
                          (312) 715-4000
   ------------------------------------------------------------
              (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           December 20,1997
   ------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
   Rule 13d-1(b)(3) or (4), check the following box.  /   /

   Check the following box if a fee is being paid with the
   statement.  /   /

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



   CUSIP NO. 02073210            13D        Page 2 of 11 Pages

   **The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 9,447,239 which constitutes approximately 65.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 14,406,204 shares outstanding.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   CUSIP NO. 02073210              13D      Page 3 of 11 Pages


   _________________________________________________________
    1.  Name of Reporting Person:

       Greenville Casino Partners, L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                            (a)

                                                            (b)
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable.
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Mississippi
   _________________________________________________________
    Number of       7.  Sole Voting Power:  0
    Shares          _________________________________________
    Beneficially    8.  Shared Voting Power:9,447,239 (1) (2)
    Owned By        _________________________________________
    Each            9.  Sole Dispositive Power:  0
    Reporting       _________________________________________
    Person          10. Shared Dispositive Power:  0
    With
   __________________________________________________________
   11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person:

          9,447,239 (1)
   _________________________________________________________
    12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:__________________________________________
    13. Percent of Class Represented by Amount in Row (11):
   65.6% ___________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________
   (1) Power is exercised through Greenville CP, Inc., the sole general partner of Greenville Casino Partners, L.P.
   (2)   See Item 5.


   CUSIP NO. 02073210              13D      Page 4 of 11 Pages


   _________________________________________________________
    1.  Name of Reporting Person:

       Greenville CP, Inc.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                            (a)

                                                            (b)
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable.
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware

   _________________________________________________________
    Number of    7.  Sole Voting Power:  0
    Shares      ____________________________________________
    Beneficially 8.  Shared Voting Power: 9,447,239 (1) (2) (3)
    Owned By    ____________________________________________
    Each         9.   Sole Dispositive Power:  0
    Reporting   ____________________________________________
    Person      10. Shared Dispositive Power:  0
    With
   _________________________________________________________
   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person:

          9,447,239 (1) (2)
   _________________________________________________________
    12. Check Box if the Aggregate Amount in Row (11)
   Excludes Certain Shares:
   _________________________________________________________
    13. Percent of Class Represented by Amount in Row (11):
   65.6%
   _________________________________________________________
    14. Type of Reporting Person:  CO
   _________________________________________________________
   (1) Solely in its capacity as the sole general partner of Greenville Casino Partners, L.P.
   (2) Power is exercised through, Michael J. Jacobson, Chairman and Chief Executive Officer and a 50% shareholder, and John O'Donnell, President and Chief Operating Officer and a 50% shareholder.
   (3)  See Item 5.



   CUSIP NO. 02073210              13D      Page 5 of 11 Pages


   _________________________________________________________
    1.  Name of Reporting Person:

       Michael J. Jacobson
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                            (a)

                                                            (b)
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                ____________________________________________
    Number of      7.  Sole Voting Power:  0
    Shares      ____________________________________________
    Beneficially   8.  Shared Voting Power:  9,447,239 (1) (2)
    Owned By    ____________________________________________
    Each           9. Sole Dispositive Power:  0
    Reporting   ____________________________________________
    Person        10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.  Aggregate Amount Beneficially Owned by Each Reporting
   Person:

          9,447,239 (1) (2)
   _________________________________________________________
    12. Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:
   _________________________________________________________
    13. Percent of Class Represented by Amount in Row (11):
   65.6%
   _________________________________________________________
    14. Type of Reporting Person:  IN
   _________________________________________________________

   (1) Solely in his capacity as a controlling person of Greenville CP, Inc.
   (2)  See Item 5.



   CUSIP NO. 02073210              13D      Page 6 of 11 Pages


   1.  Name of Reporting Person:

      John R. O'Donnell
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                            (a)

                                                            (b)
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                ____________________________________________
    Number of      7.  Sole Voting Power:   0
    Shares      ____________________________________________
    Beneficially   8.  Shared Voting Power:  9,447,239 (1) (2)
    Owned By    ____________________________________________
    Each           9. Sole Dispositive Power:  0
    Reporting   ____________________________________________
    Person        10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11. Aggregate Amount Beneficially Owned by Each Reporting
   Person:

          9,447,239 (1) (2)
   _________________________________________________________
    12. Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:
   _________________________________________________________
    13. Percent of Class Represented by Amount in Row (11):
     65.6%
   _________________________________________________________
    14. Type of Reporting Person:  IN
   _________________________________________________________

   (1) Solely in his capacity as a controlling person of Greenville CP, Inc.
   (2)  See Item 5.



   CUSIP NO. 02073210              13D      Page 7 of 11 Pages


   Item 1.     Securities and Issuer

          This statement relates to the Common Stock, $.01 per share par value (the "Stock"), of Alpha Hospitality
   Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 12
   East 49th Street, New York, New York 10017.


   Item 2.     Identity and Background


          (a) The undersigned, Greenville Casino Partners, L.P., a Mississippi limited partnership ("LP"), Greenville CP, Inc., a Delaware corporation ("CP"), Michael J. Jacobson ("Jacobson") and John O'Donnell ("O'Donnell"), hereby file this Statement on Schedule 13D. The foregoing persons and entities are sometimes collectively referred to herein as the "Reporting Persons".

          (b)-(c) LP is a Mississippi limited partnership whose principal business is that of operating a casino located in Greenville, Mississippi. CP is the sole general partner of LP. Jacobson serves as Chairman and Chief Executive Officer of CP, and O'Donnell serves as President and Chief Operating Officer of CP. Jacobson currently has the right to vote 50% of the outstanding shares of common stock of CP, and O'Donnell has the right to vote 50% of the outstanding shares of common stock of CP.

          The principal business address (which also serves as the principal office) of each of the Reporting Persons is 111 Walnut Street, Greenville, Mississippi 38701. Pursuant to Instruction C to Schedule 13D under the Act, the directors of CP and their respective business addresses and principal occupations are listed below. Each of the individuals listed below also serves as an executive officer of CP.

   Directors                  Address                    Occupation
   ---------                  -------                    ----------
   Michael J. Jacobson   16 Highland Avenue             Chairman and
                         Cambridge, MA 02139            Chief Executive
                                                        Officer of CP

   John O'Donnell        1550 Napoli Way                President and
                         Colorado Springs, CO, 80906    Chief Operating
                                                        Officer

   CUSIP NO. 02073210              13D      Page 8 of 11 Pages


          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  All of the natural persons identified in this
   Item 2 are citizens of the United States of America.


   Item 3.     Source and Amount of Funds or Other
               Consideration

          No purchases of securities which are the subject hereof were made; therefore, no funds have been used for the acquisition of such securities. Beneficial ownership of the securities which are the subject hereof was acquired solely through the proxies described in Item 6.

   Item 4.     Purpose of Transaction

          Beneficial ownership of the securities which are the subject hereof was acquired solely through the proxies described in Item 6.

   Item 5.     Interests in Securities of the Issuer.

          The following information is provided in response to
   Item 5 of Schedule 13D and is based on a total of 14,406,204 shares of stock ("Shares") outstanding as of November 7, 1997 as reported in the Form 10-Q for Alpha Hospitality Corporation (the "Issuer"), for the quarterly period ended September 30, 1997.

          (a)  LP beneficially owns 9,447,239 Shares,
   constituting approximately 65.6% of the outstanding Shares as of December 20, 1997. CP, through its relationship with LP, may be deemed to beneficially own all of the Shares beneficially owned by LP, and each of Jacobson and O'Donnell, through their relationship with CP and LP, may be deemed to beneficially own all of the Shares beneficially owned by CP.

   CUSIP NO. 02073210              13D      Page 9 of 11 Pages

          (b) LP has the power to vote or direct the vote of all 9,447,239 Shares reported herein. CP, as the sole general partner of LP, may be deemed to share voting power with respect to all of such Shares. Jacobson, as the Chairman and Chief Executive Officer of CP, and as the holder of 50% of the voting stock of CP, has the power to act on behalf of CP and LP and may be deemed to share voting power with respect to all of the Shares. O'Donnell, as the President and Chief Operating Officer of CP, and as the holder of 50% of the voting stock of CP, has the power to act on behalf of CP and LP and may be deemed to share voting power with respect to all of the Shares.

          (c)  Except as set forth above, the Reporting
   Persons do not beneficially own any Shares and, except as set forth herein, have effected no transactions in Shares during the preceding 60 days.

          (d) A list of shareholders of the Issuer, together with the number of shares owned by such shareholder, from whom the Reporting Persons obtained proxies for purposes of voting in favor of the transaction contemplated by the Purchase Agreement (as defined in Item 6) is contained in
   Item 6.

          (e) The Reporting Persons will cease to have voting control of the Shares upon the earlier to occur of (i) the consummation of the transactions contemplated by the Purchase Agreement (as defined in Item 6) or (ii) the end of business on February 28, 1998.

   Item 6.     Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer.

          On December 19, 1997, LP entered into an Asset Purchase Agreement (the "Purchase Agreement"), attached hereto as Exhibit A, with Alpha Gulf Coast, Inc., a Delaware corporation and Alpha Greenville Hotel, Inc., a Delaware corporation ("Alpha Hotel"), each a wholly owned subsidiary of Alpha Hospitality Corporation (the "Issuer"), pursuant to which, among other things, LP agreed to purchase substantially all of the assets of Alpha Hotel. In connection therewith, LP obtained proxies from certain of the shareholders of the Issuer, authorizing LP to vote the shares held by such shareholders in favor of the transactions contemplated by the Purchase Agreement. A form of such proxy is attached hereto as Exhibit B. The shareholders from whom LP obtained such proxies are: (i) Patricia Cohen (for herself and on behalf of B.P. Group, LTD.), (ii) Charles Hundley (for himself and as trustee of the Tyler Hundley Trust), (iii) Joan Hundley, (iv) Sanford Freedman, (v) Brett Tollman (for himself, the Bryanston Group, Inc. and the Tollman Family Trust), (vi) Mathew Walker, (vii) Beatrice Tollman, and (viii) Steve O'Hana.

   CUSIP NO. 02073210              13D      Page 10 of 11 Pages

          Except as set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the acquisition of any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

   Item 7.     Material to be filed as Exhibits.

          Exhibit A      Asset Purchase Agreement

          Exhibit B      Form of Proxy

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  December 30, 1997

                           GREENVILLE CASINO PARTNERS, L.P.

                           By:  Greenville CP, Inc.,
                                its general partner

                                By: /s/ Michael J. Jacobson
                                    -----------------------
                                        Chairman and Chief
                                        Executive Officer

                                GREENVILLE CP, INC.

                                By: /s/ Michael J. Jacobson
                                    -----------------------
                                        Chairman and Chief
                                        Executive Officer


                                   /s/ Michael J. Jacobson
                                   ------------------------
                                       Michael J. Jacobson


                                   /s/  John O'Donnell
                                   ------------------------
                                        John O'Donnell



   CUSIP NO. 02073210              13D     Page 11 of 11 Pages



                          EXHIBIT INDEX

   Exhibit No.      Document Description
   -----------       --------------------

   A                Asset Purchase Agreement
   B                Form of Proxy